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AD 4/18

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67314

CRD#140385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/24/06 inception AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION



MAIL
RECEIVED
APR 17 2007
WASH. D.C.
200
SECTION

NAME OF BROKER-DEALER: Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Embarcadero Center Suite 3810
(No. and Street)



San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crawford Pimentel & Co. Inc.
(Name – *if individual, state last, first, middle name*)

2150 Trade Zone Blvd. Suite 200 (Address) San Jose (City) CA (State) 95131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CH 4/19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent R. Knudsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partnership Capital Growth, LLC, as of April 16, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MARISSA CORNELIO VARGAS
Commission # 1652592
Notary Public - California
Alameda County
My Comm. Expires Mar 19, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. page 9

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

PARTNERSHIP CAPITAL GROWTH, LLC

San Francisco, California

December 31, 2006

TABLE OF CONTENTS

Crawford, Pimentel & Co., Inc.
Certified Public Accountants
2150 Trade Zone Boulevard, Suite 200
San Jose, California 95131

INDEPENDENT AUDITORS' REPORT

To the Member of
Partnership Capital Growth, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (a Delaware limited liability company) as of December 31, 2006, and the related statements of operations, changes in member's capital, and cash flows for the period from February 24, 2006 (inception) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2006, and the results of its operations, changes in member's capital and cash flows for the period from February 24, 2006 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under, the Securities Exchange Act of 1934. As discussed in Note E to the financial statements, Schedule I was revised to include the reconciliation between the Company's original FOCUS filing and audited financial statements as of December 31, 2006. Such information has been subjected to the auditing procedures applied in the audit in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crawford, Pimentel & Co., Inc.

February 20, 2007, except for Note E and Schedule I as to which the date is April 12, 2007

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$	34,342
Prepaid expenses		8,529
Total assets	$	42,871

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,000
Total liabilities		6,000
Member's equity		36,871
Total liabilities and member's equity	$	42,871

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF OPERATIONS
For the Period from February 24, 2006 (inception) to December 31, 2006

INTEREST INCOME	$	93
EXPENSES		
Administration fees		49,236
Net loss	$	(49,143)

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period from February 24, 2006 (inception) to December 31, 2006

Balance at February 24, 2006	$	-
Member's capital contribution		86,014
Net loss		(49,143)
Balance at December 31, 2006	$	36,871

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF CASH FLOWS
For the Period from February 24, 2006 (inception) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(49,143)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in prepaid expenses		(8,529)
Increase in accrued expenses		6,000
Total adjustments		(2,529)
Net cash used in operating activities		(51,672)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital contribution		86,014
Net cash provided by financing activities		86,014
NET INCREASE IN CASH AND CASH EQUIVALENTS		34,342
CASH AND CASH EQUIVALENTS, beginning of year		-
CASH AND CASH EQUIVALENTS, end of year	$	34,342

The accompanying notes are an integral part of this financial statement.

PARTNERSHIP CAPITAL GROWTH, LLC

NOTES TO FINANCIAL STATEMENTS
For the Period from February 24, 2006 (inception) to December 31, 2006

Note A – The Company

Partnership Capital Growth, LLC (the "Company') was organized in Delaware on February 24, 2006. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD) licensed to conduct all private and public securities transactions. The Company's primary source of revenue is broker fees generated through transactions executed in the healthy/active living market. The Company is wholly owned by Mr. Brent R. Knudsen.

The Company maintains one office in San Francisco, California.

Note B – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at acquisition to be cash equivalents.

Income Taxes

The Company is a single member LLC, as such, is treated as sole proprietary business of Mr. Knudsen for federal income tax purposes. Because of its tax status, the Company is disregarded as a separate entity for income tax purposes.

Note C – Minimum Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one. At December 31, 2006, the Company had net capital of $28,342, which was $23,342 in excess of required minimum net capital. The Company's net capital ratio was 0.21 to 1.

See Independent Auditors' Report.

Note D – Related Party Transactions

The Company shares office space with Partnership Capital Growth Advisors, LLC (PCGA), a 100% owned entity by Mr. Brent R. Knudsen, and pays $1,000 of monthly rent for the space. The total rent paid in 2006 was $6,000.

The Company is also allocated other expenses from PCGA. For the year ended 2006, total allocated overhead expenses amounted to $1,250.

Note E – Reconciliation between FOCUS filing and the audited financial statements

Subsequent to date of the original audit report was issued on February 20, 2007, Schedule I was revised to include the reconciliation between the Company's original FOCUS filing and audited financial statements as of December 31, 2006.

SUPPLEMENTAL INFORMATION

PARTNERSHIP CAPITAL GROWTH, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

	FOCUS	Audit	Change
NET CAPITAL			
Total member's equity	$ 42,871	$ 36,871	$ 6,000
Adjustments	-	-	-
Total capital	42,871	36,871	6,000
DEDUCTIONS AND/OR CHANGES			
Nonallowable assets:			
Prepaid expenses	8,529	8,529	-
Net capital	34,342	28,342	6,000

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

Aggregate indebtedness	$ 6,000			
	x 12.5%			
12.5% of aggregate indebtedness	$ 750			
Minimum net capital	$ 5,000			
Greater of 12.5% of aggregate indebtedness or $5,000		5,000	5,000	-
Excess net capital		$ 29,342	$ 23,342	$ 6,000
Ratio: Aggregate indebtedness to net capital		0.17 to 1	0.21 to 1	

The difference in net capital between the audit and FOCUS represents unpaid rent and audit fee accruals included in the audited financial statements.

See accompanying Independent Auditors' Report.

END